SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 513th. BOARD OF DIRECTORS´ MEETING

HELD MAY 15, 2006

On the fifteenth (15th.) day of the month of May in the year two thousand and six, 2 p.m. at the offices of the Company located at Avenida das Nações Unidas, n° 4.777, CEP.05.477 -000, São Paulo/SP, the five hundredth and thirteenth (513th.) BRASKEM S.A’s Board of Directors´ Meeting was held, being attended by the below undersigned Board Members. Board Member Maria das Graças Silva Foster was absent, having been replaced by her respective alternate. In attendance were also the Executive Officer Mauricio Ferro, the Fiscal Council representative, Mr. Ismael Abreu, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. The Chairman of the Board, Mr. Pedro Augusto Ribeiro Novis, chaired the meeting, and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for Deliberation: The following resolutions were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – the following proposal for deliberation was approved after the proper evaluation of its terms and of its appended documentation, which had been previously forwarded by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in the Internal Regulation, the counterparts whereof being duly filed at Company headquarters: a) PD.CA/BAK-08/2006 – Polialden's Merger into Braskem, so as to approve a favorable manifestation of this Board in regards to the proposal to have Polialden merged by the Company, pursuant to the terms and conditions that have been described in its respective PD, including the conversion of class A preferred shares into common stock, in amounts large enough to allow the merger operation to be accomplished, authorizing the Board of Executive Officers to carry out all the acts needed as regards the implementation and the concretization of said incorporation, pursuant to the terms and conditions envisaged in the PD; 2) CONVOCATION OF THE EXTRAORDINARY SHAREHOLDER's MEETING - The convocation of the Extraordinary Shareholders Meeting was authorized to be held on May 31, 2006, at a time to be defined and disclosed by publishing the respective Notice Convocation, pursuant to law, to deliberate the proposal referred to in the previous item. II) Matters for Cognizance: Nothing to record. III) Matters that Are of Interest to the Company: Nothing to record; IV) CLOSING OF THE AGENDA – there being nothing else to discuss, these minutes were drafted, which, after being read, discussed and found to be in order, were signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, May 15, 2006.
Pedro Augusto Ribeiro Novis	Ana Patrícia Soares Nogueira
President	Secretary
Alvaro Fernandes da Cunha Filho	Alvaro Pereira Novis
Vice-President
Edmundo José Correia Aires	Francisco Teixeira de Sá
José de Freitas Mascarenhas	Luiz Fernando Cirne Lima
Masatoshi Furuhashi	Newton Sergio de Souza
Patrick Horbach Fairon	Ruy Lemos Sampaio

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer